Filed pursuant to Rule 433

Registration No. 333-131810

DOMINION RESOURCES, INC.

FINAL TERM SHEET

November 9, 2006

2006 Series B Floating Rate Senior Notes due 2008

Issuer:	Dominion Resources, Inc. (DRI)

Principal Amount:	$400,000,000

Expected Ratings:	Baa2 (stable outlook)/BBB (positive outlook)/BBB+ (stable outlook) (Moody’s/S&P/Fitch)

Trade Date:	November 9, 2006

Settlement Date:	November 14, 2006

Final Maturity Date:	November 14, 2008

Interest Rate:	Three Month LIBOR (Telerate) plus 18 bps

Interest Payment Dates:	February 14, May 14, August 14 and November 14

First Interest Payment Date:	February 14, 2007

LIBOR Rate Reset Dates:	February 14, May 14, August 14 and November 14

Call Provisions:	Beginning May 14, 2007, on any Interest Payment Date, at par plus accrued and unpaid interest to the Redemption Date

Price to Public:	100%

CUSIP/ISIN:	25746UBA6 / US25746UBA60

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Barclays Capital Inc.	1-888-227-2275, ext. 2663 (toll free)
Citigroup Global Markets Inc.	1-877-858-5407 (toll free)
J.P. Morgan Securities Inc.	1-212-834-4533 (collect)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.